Exhibit 99.1

Focus Media to Announce Fourth Quarter and Full Year 2010 Financial Results on March 8, 2011

Shanghai, China, February 25, 2011 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest lifestyle community digital out-of-home media company, announced today that it will report its financial results for the fourth quarter and full year ended December 31, 2010 on March 8, 2011 (U.S. Eastern Time) after market close.

The Company will host a conference call to discuss the fourth quarter and full year 2010 results at 8:00 p.m. U.S. Eastern Time on March 8, 2011 (5:00 p.m. U.S. Pacific Time on March 8, 2011 and 9:00 a.m. Beijing/Hong Kong Time on March 9, 2011). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1.800.510.0178, Hong Kong dial-in number +852.3002.1672, International dial-in number +1.617.614.3450; Pass code: 63154407.

A replay of the call will be available from March 8, 2011 11:00 pm until March 16, 2011 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 32587143. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle community media network, tracking the lifestyle of the consumers and using its media advertising platforms for residential communities, office buildings, shopping malls and movie theaters. Through its multi-platform digital media platforms, as of September 30, 2010, Focus Media’s digital out-of-home advertising network had approximately 196,000 LCD displays and approximately 312,000 advertising in-elevator poster and digital frames, installed in 184 cities throughout China, with a daily coverage of more than 170 million mainstream urban residents. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu

Tel: +86 21 22164155

Email: ir@focusmedia.cn